Best Team Tax Consulting Group

https://bestteamtaxgroup.com
2368 Fletcher Parkway
El Cajon, CA   92020
suzanne.werden@yahoo.com
619-825-5588
619-923-3067
June 13, 2023

Board of Directors of Co-optrade
Board of Directors of Schenck Enterprises, Inc

We hereby consent to the inclusion in the Offering Circular filed under Regulation A on Form 1-A of our reports with regard to the Balance Sheets of Co-optrade and Schenck Enterprises, Inc. respectively as of December 31, 2022 and the related statements of operations.

Additionally, we consent to and acknowledge the reference to our company as an expert in auditing and accounting as disclosed in the foregoing offering documents.

Sincerely,



Suzanne E. Werden
Owner, Independent Auditor
A182070
PhD Accounting, CBD
Best Team Tax Consulting Group
2368 Fletcher Parkway
El Cajon, CA   92020